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                    March 29, 2022

       David Lazar
       Chief Executive Officer
       One 4 Art Limited
       592 Moosehead Trail
       Newport, ME 04953

                                                        Re: One 4 Art Limited
                                                            Form 10-K for the
Year Ended November 30, 2021
                                                            Filed March 8, 2022
                                                            File No. 333-179765

       Dear Mr. Lazar:

              We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.




                    Sincerely,


                    Division of Corporation Finance

                    Office of Manufacturing